As filed with the United States Securities and Exchange Commission on August 1, 2001.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

______________________

Pontotoc Production, Inc.
(Name of Subject Company)

______________________

Pontotoc Acquisition Corp.
Ascent Energy Inc.
(Name of Filing Person - Offeror)
______________________

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

______________________

732 763 107
(CUSIP Number of Class of Securities)
______________________

Jeffrey Clarke
President
Ascent Energy Inc.
650 Poydras Street, Suite 2200
New Orleans, Louisiana 70130
(504) 586-8888
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
William B. Masters, Esq.
Jones, Walker, Waechter,
Poitevent, Carrere & Denegre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170
telephone: (504) 582-8000
facsimile: (504) 582-8012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-3.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

______________________

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Ascent Energy Inc., a Delaware corporation ("Ascent"), and Pontotoc Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Ascent ("Purchaser"), relating to the offer (the "Offer") by Ascent, through Purchaser, to exchange $9.00 in cash and one share of Ascent's 8% Series B Convertible Preferred Stock for each outstanding share of common stock of Pontotoc Production, Inc., a Nevada corporation ("Pontotoc").

        The Offer was made pursuant to an Agreement and Plan of Merger, dated as of January 19, 2001, among Ascent, Purchaser, and Pontotoc, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 7, 2001 (the "Merger Agreement"), which contemplates a business combination of Purchaser and Pontotoc (the "Merger"). Ascent filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the 8% Series B Convertible Preferred Stock to be issued to the stockholders of Pontotoc in the Offer and in the Merger. The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEMS 1 TO 10.

        The information set forth in the Registration Statement and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 to 10 of this Schedule TO.

 ITEM 11. ADDITIONAL INFORMATION.

        The Offer expired at 5:00 p.m. (New York City time) on July 30, 2001. In the Offer, 4,856,659 shares (including approximately 124,550 shares tendered pursuant to notices of guaranteed delivery), or approximately 91.2%, of Pontotoc's outstanding common stock were validly tendered and not withdrawn. On July 31, 2001, Ascent and Purchaser accepted for purchase and payment all shares of Pontotoc common stock tendered in the Offer and not withdrawn.

         Pursuant to the Merger Agreement, Ascent, Purchaser and Pontotoc expect to complete the Merger  through a short-form merger under Nevada law.

ITEM 12. EXHIBITS.
Exhibit Number	Description

(a)(1)	Prospectus dated June 29, 2001 (incorporated by reference to Ascent's Registration Statement on Form S-4, (File No. 333-57746), as amended (the "Form S-4")).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Form S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Form S-4).

(a)(4)	Form of Letter to Brokers, Dealers, etc. (incorporated by reference to Exhibit 99.3 of the Form S-4).

(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Form S-4).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 of the Form S-4).

(a)(7)	Commitment Letter from Fortis Capital Corporation (incorporated by reference to Exhibit 99.6 of the Form S-4).

(d)(1)

Agreement and Plan of Merger, dated as of January 19, 2001, among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.1 of the Form S-4).

(d)(2)

Amendment No. 1 dated June 6, 2001 to the Agreement and Plan of Merger dated as of January 19, 2001 among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.2 of the Form S-4).

 ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

Not Applicable.

         After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Ascent Energy Inc.
By:	/s/ Jeffrey Clarke Jeffrey Clarke President

 Dated: August 1, 2001

        After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Pontotoc Acquisition Corp.
By:	/s/ Jeffrey Clarke Jeffrey Clarke President

 Dated: August 1, 2001

EXHIBIT INDEX
Exhibit Number	Description

(a)(1)	Prospectus dated June 29, 2001 (incorporated by reference to Ascent's Registration Statement on Form S-4, (File No. 333-57746), as amended (the "Form S-4")).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Form S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Form S-4).

(a)(4)	Form of Letter to Brokers, Dealers, etc. (incorporated by reference to Exhibit 99.3 of the Form S-4).

(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Form S-4).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 of the Form S-4).

(a)(7)	Commitment Letter from Fortis Capital Corporation (incorporated by reference to Exhibit 99.6 of the Form S-4).

(d)(1)

Agreement and Plan of Merger, dated as of January 19, 2001, among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.1 of the Form S-4).

(d)(2)

Amendment No. 1 dated June 6, 2001 to the Agreement and Plan of Merger dated as of January 19, 2001 among Ascent Energy Inc., Pontotoc Acquisition Corp. and Pontotoc Production, Inc. (incorporated by reference to Exhibit 2.2 of the Form S-4).